Exhibit 99.1

Inspira™ Technologies Signs Strategic OEM Agreement with Terumo Cardiovascular

Terumo Cardiovascular is a division of Terumo Corporation, a leading medical device company operating in 160+ countries and regions

Ra’anana, Israel, December 27, 2022 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an exclusive OEM (Original Equipment Manufacturing) agreement with Terumo Cardiovascular, a division of Terumo Corporation, a leading global medical device company. Terumo Corporation operates in over 160 countries and regions around the world, providing patients in a variety of medical settings with over 50,000 products and services.

Terumo Cardiovascular are experts in the field of oxygenation systems, heart-lung machines and monitoring systems. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into Inspira Technologies’ products for use in the extracorporeal circulation of the blood during the oxygenation process. This may also include integration into the INSPIRATM ART system, designed to introduce a new mode of acute respiratory care by boosting oxygen saturation levels in minutes using small volumes of blood. The INSPIRA ART system is designed to treat patients while they are awake and breathing spontaneously, reducing the need for invasive mechanical ventilation.

Joe Hayon, Inspira Technologies’ Co-Founder and President stated: “This is a very important agreement for the Company, and we believe that it is in line with our strategy towards developing collaborations with the largest medical device companies to join in on our journey to market.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the intended flow mechanism to be provided pursuant to the OEM agreement, that the products to be provided are intended to be integrated into its products, the intended use and benefits to be derived by Inspira Technologies’ products and its belief that the OEM agreement is in line with its journey to market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-043

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